February 22, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Dean L. Cash
ATEL Capital Equipment Fund XI, LLC
600 California Street, 6th Floor
San Francisco, CA 94108

Re: 	ATEL Capital Equipment Fund XI, LLC
Form S-1/A filed February 11, 2005
Supplemental Sales Materials received January 27, 2005
File No. 333-120276

Dear Mr. Cash:

      We have reviewed your filings and have the following
comments.
Where indicated, we think you should revise your documents in
response to these comments.    If you disagree with a comment, we
will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1/A FILED FEBRUARY 11, 2005

General

1. Please use the same size type throughout the document. The risk factor captions in the Table of Contents, for example, should be in the same bold type as the captions under Summary of the Offering. The captions explaining the figure on page 24 are too small. These are examples only. Please revise.

Cover Page of Prospectus

2. As previously requested, the first risk factor should state that most of the distributions of prior programs have been, and that most of the distributions of this program will likely be, a return of capital. "A substantial portion" understates the return of capital.

3. The second bullet risk is so unfocused as to be meaningless.
If
necessary, break it up into two or three risks that each refers to the disappointing performance in the recent past of the prior funds and states directly the specific risk, e.g., equipment leasing funds, like our prior programs, do badly when interest rates are low as they have been for the past few years. Please revise the full risk factor(s) similarly with information from the prior programs.

Summary of the Offering, page 7

4. As previously requested, the first risk factor about return of capital should note that investors have received $.21 to $.32 for each dollar invested in prior programs (not annually, but in the aggregate over an 8 to 10 year period) and that most of the distributions they received was a return of their initial capital.

Risk Factors, page 10

A substantial portion of Fund distributions from lease revenues..., page 10

5. Please revise this subheading to correspond to the risk factor disclosed on the cover page of your prospectus and in the summary section.

6. We reissue comment 9 from our previous letter. While we acknowledge that the disclosure under this subheading may be useful to an investor, and you should consider moving it to an appropriate place elsewhere in your prospectus, it does not address the risk disclosed in this subheading.

Financial Statements

ATEL Capital Equipment Fund XI, LLC

Report of Independent Registered Public Accountants, page F-2

7. Your auditor`s report does not appear to comply with PCAOB Standard No. 1. You auditor`s report indicates that they conducted their audit in accordance with "auditing standards of the Public Company Accounting Oversight Board (United States)" rather than in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." Please obtain from your auditors a revised opinion, since there is a distinction between the two references. Refer to PCAOB Standard No. 1, Exhibit 2.

8. Please update your financial statements and related disclosures to include financial information through December 31, 2004.

Exhibit 8.1

9. We reissue comment 15 from our previous letter. In this regard, we note that the paragraph at the bottom of page two and the third paragraph on page three each include a statement that limits the scope of the opinion to the date of the opinion letter.


SUPPLEMENTAL SALES MATERIALS RECEVIED JANUARY 27, 2005

Comments applicable to your overall filing

10. To the extent any of our comments on your registration statement contained in this letter or our letters dated December 8, 2004 or January 14, 2005 apply to your sales materials, please make the corresponding changes in all appropriate places. In this regard, we note our comments regarding your risk factors.

11. Item 19 of Industry Guide 5 states that sales materials should present a balanced discussion of both the risk and reward. Thus, for example, when you talk about the benefits of investing in your fund you should also discuss the risks to which your fund is subject and not merely refer prospective investors to the risks contained in your prospectus. For example and without limitation, prospecting letter
#1 contains a list of the benefits of investing in your fund, but does not similarly list or discuss the risks to which an investment in your fund would be subject. Please revise your sales materials to present a balanced discussion of the benefits and detriments of investing in your fund.

12. We are unable to locate in your prospectus all of the disclosures, figures and statistics that you refer to in your sales materials. For example and without limitation, we are unable to locate the following information in your prospectus:

* the statistics regarding the percentage of your lessees that elect to purchase or re-lease their equipment at the completion of the initial lease term;

* the disclosure regarding the fact that your lessees will likely pay a price substantially greater than the wholesale value of the equipment;

* the statistics regarding the number of businesses that lease some portion of their equipment;

* the statistics regarding the increase in size of the leasing equipment industry since 1980, as reported by the U.S. Department of
Commerce;

* the chart set forth under the heading "Reduction of Portfolio
Risk;"

* the chart set forth under the heading "U.S. Corporate
Financing;"

* the chart set forth under the heading "Cashflow to Investors;"

* the chart set forth under the heading "Reduction of Portfolio
Risk;"

* the chart set forth under the heading "Investment Strategy and Vehicles;"

* the disclosure regarding the priority of lease payments as compared to the payment of dividends to stockholders and interest to bondholders; and

* the disclosure regarding your inflation and interest rate hedging strategies.

Your sales materials cannot contain information that is not included in your prospectus. Please revise your sales materials as appropriate or advise us as to how this information is consistent with your prospectus.

13. We note in the sales materials your citation of the U.S. Department of Commerce with respect to the statistic as to the number of jobs created by increases in equipment investment. We further note that in your prospectus you cite the Equipment Leasing Association as the source of this statistic. Please reconcile.

Tri-fold Brochure

14. We note your disclosure regarding the size of the equipment leasing industry in 2003. We further note that you disclose in your prospectus a different figure with respect to the size of the equipment leasing industry in 2003. Please reconcile.

15. Please explain what you mean by your characterization of the asset class as "Institutional."

PowerPoint Slide Presentation

16. We note that the data comprising the chart set forth under the heading "Investment Strategy and Vehicles" was compiled as of 1991.
Please either provide more recent data or delete this table.

17. Please advise us as to the basis for your inclusion of the companies listed under the heading "Partial List of Lessees from Prior Funds." In addition, please advise as to the basis for your inclusion of the two companies listed as examples under the headings
"Examples of Equipment Owned by Previous Funds."

Sales Brochure

18. Please revise the list of risk factors to correspond to the risk factors disclosed on the cover page of your prospectus.

19. Please advise us as to the basis for your inclusion of the companies listed under the heading "Representative Lease
Transactions."

20. We note your disclosure regarding the size of the equipment leasing industry in 2003. We further note that you disclose in your prospectus a different figure with respect to the size of the equipment leasing industry in 2003. Please reconcile.

*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Meagan Caldwell, Staff Accountant, at (202) 824-5578 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, Mark Webb, Legal Branch Chief, at (202) 942-1874 or the undersigned at (202) 942-1950 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Paul J. Derenthal, Esq.
Derenthal & Dannhauser LLP
One Post Street, Suite 575
San Francisco, CA 94104
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Mr. Dean L. Cash
February 22, 2005
Page 1 of 7


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE